UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)*

Under the Securities Exchange Act of 1934

ACT Teleconferencing, Inc.
(Name of Issuer)

Common stock, no par value
(Title of Class of Securities)

955104
(CUSIP Number)

Martin M. Fawzy
Fuller & Thaler Asset Management, Inc.
411 Borel Avenue, Suite 402
San Mateo, CA  94402
(650) 227-1312

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 2, 2005
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No. 955104	SCHEDULE 13D	Page 2 of 4



 1   Name of Reporting Person
     Fuller & Thaler Asset Management, Inc.

     IRS Identification No. of Above Person	94-3176968

 2   Check the Appropriate Box if a Member of a Group*  (a) [ ]
                                                        (b) [ ]


 3   SEC USE ONLY



 4   Source of Funds


 5   Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]


 6   Citizenship or Place of Organization
     Rhode Island

     NUMBER OF         7   Sole Voting Power             340,000
     SHARES
     BENEFICIALLY      8   Shared Voting Power         -0-
     OWNED BY EACH
     REPORTING         9   Sole Dispositive Power        340,000
     PERSON
     WITH             10   Shared Dispositive Power    -0-

11   Aggregate Amount Beneficially Owned by Each Reporting Person
               340,000

12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
     Shares        [ ]

13   Percent of Class Represented by Amount in Row 11
                   2.03%

14   Type of Reporting Person
                   CO, IA












 CUSIP No. 955104	SCHEDULE 13D	Page 3 of 4


Item 1.   Security and Issuer

This Schedule 13D ("Schedule") relates to shares of Common Stock, no par value (the "Common Stock"), of ACT Teleconferencing, Inc.
(the "Issuer"). The principal executive office of the Issuer is 1658 Cole Blvd., Suite 130, Golden, CO 80401.

Item 2.   Identity and Background

This Schedule is filed on behalf of Fuller & Thaler Asset
Management, Inc.

Fuller & Thaler Asset Management, Inc. is an investment advisor registered as such with the SEC and in various states. The business address of Fuller & Thaler Asset Management, Inc. is 411
Borel Avenue, Suite 402, San Mateo, CA  94402.

Fuller & Thaler Asset Management, Inc. has not, during the past five years, been convicted of any criminal proceeding.

Fuller & Thaler Asset Management, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Fuller & Thaler Asset Management, Inc. is a California corporation.

Item 3.   Source and Amount of Funds or Other Consideration

Item 4.   Purpose of Transaction.

The transactions in Common Stock were made solely for investment purposes. Depending upon market conditions and other factors, Fuller & Thaler Asset Management, Inc. may acquire additional securities of the Issuer, or alternatively, may dispose of some or all of the securities of the Issuer that it beneficially owns.













CUSIP No. 955104	SCHEDULE 13D	Page 4 of 4


Item 5.   Interest in Securities of the Issuer

(a),(b) Reference is made hereby to Items 7-11 and 13 of page two (2) of this Schedule, which Items are incorporated by reference herein.

(c) Fuller & Thaler Asset Management, Inc. effected the following transactions through a registered broker dealer in the last sixty days:

          Transaction    Date      Amount of Securities    Price
          sl          10/20/2005         167,500            0.29
          sl          10/21/2005         532,700            0.31
          sl          10/25/2005         222,100            0.31
          sl          10/26/2005         121,500            0.30
          sl          10/27/2005           7,800            0.29
          sl          10/28/2005          25,500            0.30
          sl          10/31/2005         185,300            0.30
          sl          10/01/2005         146,800            0.30
          sl          10/02/2005         604,800            0.37

(d),(e)   Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

          None.

Item 7.   Material to be Filed as Exhibits

          None.


Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  November 11, 2005



Fuller & Thaler Asset Management, Inc.


	/s/ Martin M. Fawzy
	________________________
	By:  Martin M. Fawzy
	its: Chief Compliance Officer